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
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FORM 3                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION                    ------------------------------
------                                           WASHINGTON, D.C. 20549                                     OMB APPROVAL
                                                                                                     ------------------------------
                                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             OMB Number: 3235-0104
                                                                                                     Expires: December 31, 2001
                                                                                                     Estimated average burden
                                                                                                     hours per response.........0.5


                                FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(a) OF
                                        THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f) OF THE
                                                                INVESTMENT COMPANY ACT OF 1940
(PRINT OR TYPE RESPONSES)
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1. Name and Address of Reporting Person*   2. Date of Event         4. Issuer Name AND Ticker or Trading Symbol
                                              Requiring Statement
   CGLH Partners I LP                         (Month/Day/Year)         Interstate Hotels Corporation (IHCO)
                                                                    -----------------------------------------------------------
-------------------------------------
   (Last)     (First)      (Middle)                                  5. Relationship of Reporting Persons     6. If Amendment, Date
                                                                        to Issuer                                of Original
                                                 8/31/00                      (Check all applicable)             (Month/Day/Year)

                                           -------------------------                                          ----------------------
   C/ - Lehman Brothers Holdings Inc.      3. I.R.S. or               ____ Director      _X_ 10%  Owner
   200 Vesey Street                           Identification          ____ Officer (give ___ Other (specify   7. Individual or
   12th Floor                                 Number of Reporting          title below)            below)        Joint/Group
                                              Person, if an                                                      Filing (Check
                                              entity (Voluntary)                                                 Applicable Line)

                                                                                                             __  Form filed by
   _______________________________                                         ____________________________          One Reporting
                (Street)                                                                                         Person

                                                                                                             _x_ Form filed by More
                                                                                                                 Than One Reporting
                                                                                                                 Person


   New York              NY           10285
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   (City)              (State)        (Zip)                        TABLE I-- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                                    2.  Amount of Securities    3. Ownership          4. Nature of Indirect
   (Instr. 4)                                               Beneficially Owned         Form: Direct          Beneficial Ownership
                                                            (Instr. 4)                 (D) or Indirect       (Instr. 5)
                                                                                       (I) (Instr. 5)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                                  (Over)

                                                         SEC 1473 (3-99)

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
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1.  Title of Derivative Security          2. Date             3.  Title and Amount of     4. Conver-     5. Owner-    6. Nature of
    (Instr. 4)                               Exercisable          Securities Underlying      sion or        ship Form    Indirect
                                             and Expiration       Derivative Security        Exercise       of Deri-     Beneficial
                                             Date                 (Instr. 4)                 Price of       vative       Ownership
                                             (Month/Day/                                     Derivative     Security.    (Instr. 5)
                                             Year)                                           Security

                                             -------------------------------------------------------
                                             Date                                       Amount or        Direct
                                             Exer-      Expira-               Title     Number of        (D) or
                                             cisable    tion Date                       Shares           Indirect (I)
                                                                                                         (Instr. 5)
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  Series B Convertible Preferred Stock,      Upon       7 years   Class A Common Stock,  (3)   $4.00      (3)        (3)
     par value $.01 per share                issuance    after    par value $.01
                                             (1) (2).   issuance  per share
                                                          (2)

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  8.75% Convertible Subordinated Notes       Upon        7 years  Class A Common Stock,  (3)   $4.00      (3)        (3)
                                             issuance     after   par value $.01
                                             (1) (2).    issuance per share
                                                           (2)

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Explanation of Responses:

See attached continuation sheets.

                                                                                See signature page attached       September 11, 2000
                                                                                --------------------------------  -----------------
                                                                                **Signature of Reporting Person          Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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


                                     FORM 3

                               CONTINUATION SHEET

ITEM 1:  CGLH Partners I LP
         c/o Lehman Brothers Holdings Inc.
         200 Vesey Street, 12th Floor
         New York, NY  10285

ITEM 2:  August 31, 2000

ITEM 4:  Interstate Hotels Corporation (IHCO)

------------------------------------------------------------------------------
Instruction 5(b)(v) list of other Reporting Persons:

    This statement is being filed by CGLH Partners I LP, a Delaware limited partnership and CGLH Partners II LP, a Delaware limited partnership (the
    "Reporting Persons"). The principal business address of each of the Reporting Persons is C/ - Lehman Brothers Holdings Inc., 200 Vesey Street,
    12th Floor, New York, New York 10285.

    Certain other entities and individuals affiliated with the Reporting Persons may be deemed to be indirect beneficial owners of the securities which are the subject of this filing, and to be part of a group, within the meaning of
    Section 13 of the Securities Exchange Act of 1934, with the Reporting
    Persons. Those entities have filed with the Securities and Exchange
    Commission a statement on Schedule 13D on the date hereof in respect of such beneficial ownership, which Schedule 13D is hereby incorporated herein by reference.

EXPLANATION OF RESPONSES:

(1) On August 31, 2000, the Reporting Persons entered into a Securities Purchase
Agreement with the Company (the "Securities Purchase Agreement"), pursuant to which the Reporting Persons agreed to purchase, subject to approval by the stockholders of the Company and other customary closing conditions, (i) an aggregate of 500,000 shares of the Company's Series B Convertible Preferred
Stock, par value $0.01 per share (the "Preferred Stock"), and having a stated amount of $10.00 per share and (ii) 8.75% Convertible Subordinated Notes (the
"Notes") having an aggregate principal amount of $25,000,000.

The closing of the purchase of the Preferred Stock and the issuance of the Notes
(the "Closing") is expected to occur promptly after receipt of approval by the Company's stockholders of the issuance of the Preferred Stock, the Notes and the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Notes, assuming the satisfaction of the other conditions set forth in the Securities Purchase Agreement.


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



                                     FORM 3

                               CONTINUATION SHEET

ITEM 1:  CGLH Partners I LP
         c/o Lehman Brothers Holdings Inc.
         200 Vesey Street, 12th Floor
         New York, NY  10285

ITEM 2:  August 31, 2000

ITEM 4:  Interstate Hotels Corporation (IHCO)

------------------------------------------------------------------------------

(2) Each of the Preferred Stock and the Notes are convertible at any time after issuance, subject to certain restrictions, into shares of the Company's Class A
Common Stock at a conversion rate of $4.00 per share, subject to anti-dilution adjustments. The Notes will be due on the date seven years after their issuance at the Closing and may be converted at any time until the close of business on the last business day immediately preceding such due date. The terms of the Preferred Stock require that they be redeemed by the Company on the seventh anniversary of their issuance at the Closing, and provide that they may be converted at any time prior to such date.

(3) The terms of the Notes and the Preferred Stock prohibit any single holder from converting such securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. Accordingly, if the number of issued and outstanding shares of Common Stock is otherwise unchanged at the Closing, the Reporting Persons will not then have the right to convert the Notes and the Preferred Stock into more than 5,778,646 shares of Common Stock. Absent this restriction, the Notes and Preferred Stock would be initially convertible into an aggregate of 7,500,000 shares of Common Stock, representing approximately 55.2% of the outstanding shares of Common Stock after giving effect to the conversion. In addition, if all or part of the Notes and Preferred Stock are transferred to unaffiliated persons so that no single person and its affiliates would, upon conversion, own more than 49%, then 7,500,000 shares of Common Stock would be issuable upon conversion of the Notes and the Preferred Stock.

The Preferred Stock will be issued in the name of, and directly beneficially owned by, CGLH Partners I LP. The Notes will be issued to, and directly beneficially owned by, CGLH Partners II LP.




                                   - 4 of 5 -


                                     FORM 3

                               CONTINUATION SHEET


ITEM 1:  CGLH Partners I LP
         c/o Lehman Brothers Holdings Inc.
         200 Vesey Street, 12th Floor
         New York, NY  10285

ITEM 2:  August 31, 2000

ITEM 4:  Interstate Hotels Corporation (IHCO)
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SIGNATURES:

                                   CGLH PARTNERS I LP

                                   By: /s/ Joseph J. Flannery
                                      ---------------------------------
                                      Name: Joseph J. Flannery
                                      Authorized Signatory for CGLH
                                      Partners I LP


                                   CGLH PARTNERS II LP

                                   By: /s/ Joseph J. Flannery
                                      ----------------------------------
                                      Name: Joseph J. Flannery
                                      Authorized Signatory for CGLH
                                      Partners II LP

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